Exhibit (a) (11)

KENNETH AMRON	*
5245 Sycamore Avenue
Bronx, NY 10471	*

Plaintiff,	*

v.	*

LAFARGE NORTH AMERICA, INC.	*
12950 Worldgate Drive, Suite 500		IN THE
Herndon, Virginia 20170	*
Serve on:		CIRCUIT COURT
Resident Agent	*
The Prentice Hall Corporation System		FOR BALTIMORE CITY
11 East Chase Street	*
Baltimore, Maryland 21202	*	Case No. 24-C-06-001624

and
*

LAFARGE S.A.
61 rue des Belles Feuilles BP 40-75782	*
Paris France Cedex 16
Serve on:	*
Resident Agent of its agent, Lafarge
North America, Inc.:	*
The Prentice Hall Corporation System
11 East Chase Street	*
Baltimore, Maryland 21202
And Serve on:	*
Bertrand P. Collomb,
Chairman of the Board and President	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

and	*

MARSHALL A. COHEN	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

BERTRAND P. COLLOMB	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

*

PHILIPPE P. DAUMAN	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

BERNARD L. KASRIEL	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

BRUNO LAFONT	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

CLAUDINE B. MALONE	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

BLYTHE J. McGARVIE	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

JAMES M. MICALI	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

ROBERT W. MURDOCH	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

BERTIN F. NADEAU	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

JOHN D. REDFERN	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

PHILIPPE R. ROLLIER	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

MICHEL ROSE	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

*
LAWRENCE M.TANENBAUM	*
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170	*

Defendants.	*
*          *          *          *          *           *           *          *          *          *
COMPLAINT
     Plaintiff alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:
     1. Plaintiff brings this action on behalf of himself and all other public shareholders of Lafarge North America, Inc. (“Lafarge North America” or the “Company”) who are threatened with the deprivation of the value of their shares of Lafarge North America common stock.
     2. This action seeks, inter alia, to enjoin Lafarge S.A. from acquiring all the shares of Lafarge North America stock that it currently does not own for inadequate consideration. Lafarge S.A. already owns approximately 53.2% of the Company’s outstanding equity securities. Plaintiff also seeks damages in the event the transaction is consummated.
THE PARTIES
     3. Plaintiff has been the owner of shares of the common stock of Lafarge North America since prior to the wrongs herein complained of and continuously to date.
     4. Defendant Lafarge North America is a corporation organized and existing under the laws of the State of Maryland with its principal offices located at 12950 Worldgate Dr., Suite 500 Herndon, Virginia 20170. Lafarge North America is the largest diversified supplier of construction materials in the United States and Canada and does business in the State of Maryland.

     5. Defendant Lafarge S.A. is a French corporation that is the largest holder of Lafarge North America’s outstanding equity securities, and is the controlling shareholder of Lafarge North America. Specifically, Lafarge S.A. currently, directly and indirectly, owns approximately 40 million shares of Lafarge North America common stock representing approximately 53.2% of the Company’s outstanding equity securities. Defendant Lafarge S.A.’s headquarters are located at 61 rue des Belles Feuilles BP 40 -75782 Paris Cedex 16. Lafarge S.A. is the parent holding company for the Lafarge Group, which consists of all of the operating subsidiaries of Lafarge S.A.
     6. Defendant Marshall A. Cohen (“Cohen”) is and has been a director of Lafarge North America since 1991. Also, he is and has been an attorney with Cassels, Brock & Blackwell, Barristers and Solicitors since October 1996.
     7. Bertrand P. Collomb (“Collomb”) is and has been Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. since January 1989 and August 1989, respectively. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of the Company and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Collomb has served as a director of the Company since 1985.
     8. Defendant Philippe P. Dauman (“Dauman”) is and has been a director of Lafarge North America since 1997. He also is and has been the Co-Chairman and Chief Executive Officer of DND Capital Partners, LLC, a private equity firm, since May 2000.
     9. Defendant Bernard L. Kasriel (“Kasriel”) is and has been the Vice Chairman of the Board of the Company since May 1996. He also is and has been Vice Chairman and Chief

Executive Officer of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Kasriel has served as a director of the Company since 1989.
     10. Defendant Bruno Lafont (“Lafont”) is and has been Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. since May 2003. He served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Lafont has served as a director of the Company since 2003.
     11. Defendant Claudine B. Malone (“Malone”) is and has been a director of the Company since 1994. She also is and has been the President of Financial & Management Consulting, Inc. since 1982.
     12. Defendant Blythe J. McGarvie (“McGarvie”) is and has been a director of Lafarge Nort America since April 2005. She also serves as President of Leadership for International Finance, a privately held consulting firm where she has served in such capacity since January 2003. From July 1999 to December 2002, Ms. McGarvie was Executive Vice President and Chief Financial Officer of BIC Group, Paris, France and from 1994 to 1999 served as Executive Vice President and Chief Financial Officer of Hannaford Bros. Co., of Portland, Maine.
     13. Defendant James M. Micali (“Micali”) is and has been a director of the Company since April 2005.

     14. Defendant Robert W. Murdoch (“Murdoch”) is and has been the Corporate Director of the Company since August 1992. Mr. Murdoch was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. (“LCI”) from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Murdoch is also a director of Lafarge S.A. Murdoch has served as a director of the Company since 1987.
     15. Defendant Bertin F. Nadeau (“Nadeau”) is and has been a director of the Company since 1988.
     16. Defendant John D. Redfern (“Redfern”) is and has been a director of the Company since 1983. He is and has been the Chairman of the Board of LCI since 1984. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of LCI from 1977 to 1985.
     17. Defendant Philippe R. Rollier (“Rollier”) is and has been President and Chief Executive Officer of the Company since May 2001. He served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Rollier has served as a director of the Company since 2001.
     18. Defendant Michel Rose (“Rose”) is and has been a director of the Company since 1992. Also, he is and has been Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. since 1989. Rose served as President and Chief Executive Officer of the

Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992.
     19. Defendant Lawrence M. Tanenbaum (“Tanenbaum”) is and has been a director of the Company since 2001.
     20. Defendants Cohen, Collomb, Dauman, Kasriel, Lafont, Malone, McGarvie, Micali, Murdoch, Nadeau, Redfern, Rollier, Rose, and Tanenbaum are sometimes referred to herein, collectively, as the “Individual Defendants.”
     21. The Individual Defendants, as officers and/or directors of Lafarge North America, stand in a fiduciary position relative to the Company’s public shareholders and owe the public shareholders of the Company the highest duties of good faith, due care and loyalty.
     22. Lafarge S.A., as controlling shareholder of the Company, owes a fiduciary duty to the Company’s public shareholders not to use its controlling position to wrongfully benefit itself at the public shareholders’ expense.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action as a class action, pursuant to Maryland Rule 2-231, on behalf of all public stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     24. This action is properly maintainable as a class action.
     25. The Class is so numerous that joinder of all members is impracticable. There are approximately 33.3 million shares of the Company’s common stock in the public float owned by hundreds, if not thousands, of holders. The holders of these shares are geographically dispersed throughout the United States.
     26. There are questions of law and fact which are common to the Class including, inter alia, the following:
a.	whether the proposed transaction is unfair to the Class;

b.	whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

c.	whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

d.	whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.
     27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
     28. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS
Background
     30. Lafarge North America is the largest diversified supplier of construction materials in the U.S. and Canada. The Company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, and related products and services. Their products are used in residential, commercial and public works construction projects across North America.
     31. Lafarge North America is part of the Lafarge Group, headed by Lafarge S.A., which held approximately 53 percent of the Company’s common stock on January 31, 2005. The Lafarge Group is the global leader in building materials with top-ranking positions in cement, aggregates, concrete, roofing and gypsum. In addition to the Company’s own operations, they also manage, for a fee, a number of U.S. cement, aggregates and concrete businesses owned by the Lafarge Group under terms set forth in a management agreement that was entered into during 2001.
     32. Lafarge S.A. entered the North American cement market in 1956 when it built a cement plant in British Columbia, Canada. In 1970, LCI, part of the Lafarge Group, acquired Canada Cement Company, then already the largest cement producer in Canada. In 1974, the company entered the U.S. market, and became the second largest U.S. cement producer by 1981 when it acquired General Portland Inc. A corporate reorganization in 1983 established Lafarge North America as the parent of these operations in Canada and the U.S. In the same year, the Company completed its initial public offering of common stock. Since 1983, the Company has expanded its cement, concrete, aggregates and asphalt operations throughout the U.S. and Canada, added gypsum to its product mix, and achieved an impressive record of growth mainly through acquisitions.

     33. In July of 2000 the Board of Directors approved the first in a series of stock repurchase plans. The plan approved on July 25, 2000, authorized Lafarge North America and its subsidiary, LCI, to spend up to $100 million to repurchase the Company’s and LCI’s stock over the following 18 months. Under this plan the Company repurchased approximately 3.4 million shares of its common stock.
     34. On May 7, 2003, the Board of Directors of Lafarge North America authorized another stock repurchase plan that would expire in December of 2004. Under this program, the Company was allowed “to buy back up to $50 million of [its] Common Stock from time to time on the market or through privately negotiated transactions. For the year ended December 31, 2004, [the Company] repurchased approximately 1.1 million shares of Common Stock at an average cost of $46.65 per share.”
     35. In November of 2004 the Company’s Board of Directors authorized another stock repurchase program to take effect on January 1, 2005. Under the new plan, “the [C]ompany, at management’s discretion, is authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005.”
     36. In its Form 10-K for the year ended December 31, 2004, Lafarge North America reported strong sales and earnings:
This was a record year for us in sales and earnings. Our operating results benefited from stronger economic fundamentals as well as good operating performance. Sustained construction activity in both the U.S. and Canada, helped by robust economic growth and continued low interest rates, led to strong demand levels in most of our markets. In addition, favorable weather both at the beginning and end of the year resulted in strong volumes in the first and fourth quarters, typically low seasons in the construction business. Pricing trends continued to be positive, and successful price increases in most of our product lines were achieved in the majority of our markets.
* * *
Net income from continuing operations in 2004 was $295.5 million, or $3.86 per diluted share, including several unusual items that contributed a net benefit of $0.03 per diluted share. These unusual items included a tax benefit of $6.3 million ($0.08 per diluted share), interest income of $4.9 million ($3.2 million after taxes or $0.04 per diluted share) associated with an income tax receivable partially offset by legal expenses of $10.6 million ($6.9 million after taxes or $0.09 per diluted share) related to settled litigation in our cement segment. The results of the year compare with an income of $217.4 million, or $2.93 per diluted share in 2003 which included a gain of $31.2 million ($18.9 million after taxes or $0.25 per diluted share) from the sale of one of our cement terminals, partially offset by $7.6 million ($0.10 per diluted share) associated with provincial tax changes legislated in both Ontario and Alberta as well as the higher tax rate applicable to the sale of the Detroit cement terminal.
We closed the year in strong financial condition. At the end of the year, total debt net of cash, cash equivalents and short-term investments was negative $24.7 million compared with positive $17.9 million in 2003. Our total debt was $827.3 million as of December 31, 2004 compared with $717.2 million at the end of 2003. Cash, cash equivalents and short-term investments were $852 million at the end of the year compared to $699.2 million at the end of 2003. Reported cash flow from operations was $331 million compared with the $406 million in 2003, reflecting our decision to make additional cash contributions in 2004 to pre-fund certain pension plans (reducing the comparative cash flows by approximately $48 million) and decreasing the amount of securitized receivable financing (reducing the comparative cash flows by approximately $87 million).
     37.  On April 26, 2005, Lafarge North America reported its 2005 first quarter earnings:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported a first-quarter net loss of $188.5 million, or $2.51 per share diluted. Excluding a previously announced one-time tax charge of $115.7 million, or $1.54 per share diluted, associated with the company’s decision to repatriate $1.1 billion of cash from the company’s Canadian subsidiary, the net loss during the quarter was $72.8 million, or $0.97 per share diluted. The results compare with a first quarter 2004 net loss of $70.8 million, or $0.96 per share diluted.
Every year, Lafarge North America normally reports a loss in the first quarter because its business activity slows during the winter months. On average, only about 15 percent of the company’s annual sales are realized during the first three months of the year. In addition, the company performs most of its major plant maintenance during this time.
“We expect the strong market conditions we experienced last year to continue in 2005, and we increased spending this quarter to prepare our aggregates and cement facilities in anticipation of higher sales,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “We believe these actions will allow us to better serve our customers and take advantage of the favorable market environment in the coming months.”
Consolidated net sales were $577 million, up 13 percent over the same period in 2004. Excluding a favorable Canadian exchange rate effect, net sales were 10 percent higher than last year. U.S. net sales increased 18 percent compared with last year, while Canadian sales increased 7 percent in local currency. The strengthening of the Canadian dollar negatively affected operating income during the quarter by $4.7 million, or $0.04 per share diluted.
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Stock Repurchase Plan
In November 2004, the Board approved a new stock repurchase plan that took effect on January 1, 2005. Under the new plan, the company, at management’s discretion, is authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005. During the first quarter 2005, the company repurchased 66,000 shares of stock for a total of $4 million at an average price of $60.47 per share.
     38.  On July 26, 2005, Lafarge reported its 2005 second quarter earnings, again touting that its operating income and sales had increased compared its second quarter results in 2004:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported second-quarter 2005 net income of $142.9 million, or $1.81 per share diluted. During the quarter, the company adjusted the tax liability associated with its repatriation of cash to the U.S. from Canada in response to new guidance issued by the Internal Revenue Service, resulting in a credit of $12.9 million, or $0.17 per share diluted. Excluding the effect of this item, net income for the quarter was $1.64 per share diluted, compared with adjusted net income of $1.36 per share diluted in the second quarter of 2004 (see table below for reconciliation).

Operating income for the quarter was $208.2 million, up $40 million, or 24 percent, compared with the year-ago quarter as continued strong volumes in most markets and higher prices in all product lines positively affected earnings. The strengthening of the Canadian dollar contributed $6.4 million to operating income during the quarter. However, diesel, gas and coal costs were $13.3 million higher in the quarter compared with the same period a year ago.
“As we had anticipated, we had exceptionally strong sales this quarter— in fact, demand for cement exceeded the record levels established last year,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “Prices during the quarter were also favorable, and our market outlook for the balance of the year is optimistic. Although we are facing cost pressures and stretching our production and distribution capabilities to meet higher demand, our results this quarter were excellent, and we will continue to do whatever is necessary to meet the needs of our customers.”
Consolidated net sales were up 19 percent over last year to $1.17 billion. Excluding the favorable Canadian exchange rate effect, net sales were 15 percent higher than last year. U.S. net sales increased 19 percent compared with last year, while Canadian sales increased 9 percent in local currency.
In the same press release, Lafarge North America reported that the stock repurchase plan that the Board of Directors had authorized in November of 2004 would be expanded:
Stock Repurchase Plan Expanded
In November 2004, the Board of Directors approved a stock repurchase plan that took effect on January 1, 2005. Under the plan, the company, at management’s discretion, was authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005. During the first half of 2005, the company repurchased 572,000 shares of stock at an average price of $59.05 per share for a total of $33.8 million.
At its meeting today, the Board of Directors approved a $40 million increase in the current stock repurchase plan to take effect on July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005.
     39.    On November 7, 2005, Lafarge North America released its 2005 third quarter earnings boasting of sales increases for the quarter and year to date:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported third-quarter 2005 net income of $172.1 million, or $2.17 per share diluted, compared with net income of $165.6 million, or $2.16 per share diluted in the third quarter 2004. The results for the third quarter 2004 include $2.3 million, or $0.02 per share diluted, related to litigation expenses from a settled case in our cement segment (see table below for reconciliation).
Operating income for the quarter was $278.5 million, up $12.3 million, or 5 percent, compared with the year-ago quarter, reflecting the contribution of higher prices in all product lines and continued strong performance in the gypsum segment. The strengthening of the Canadian dollar contributed $11 million to operating income during the quarter. Increased energy prices negatively affected operating income by $19.4 million during the quarter compared with the same period last year. Increased production costs, the impact of Hurricane Katrina, and softness in several markets held back growth in operating income during the quarter. Selling, general and administrative expenses were also higher, reflecting planned investments in an Enterprise Resource Planning system that will allow the company to manage its operations more efficiently across its many locations.
“Our volumes year-to-date remain ahead of 2004 record levels, although demand in some markets was weaker during the quarter,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “Increased inflation, reduced cement plant production, and weather disruptions offset the gains we wanted to achieve this quarter. However, our pricing performance continues to be strong, and we expect to deliver strong earnings growth this year.”
Consolidated net sales during the quarter were $1.4 billion, up 12 percent over record sales in the same quarter last year. Excluding the favorable Canadian exchange rate effect, net sales were 8 percent higher than the same period last year.
In this earnings release, the Company also reported that another stock repurchase plan would be implemented at the expiration of the 2005 plan:
Stock Repurchase Plan
In July 2005, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the first nine months of 2005, the company repurchased 988,000 shares of stock for a total of $61.4 million at an average price of $62.10 per share.
On November 4, 2005, the Board approved a share repurchase program to commence on January 1, 2006, and expire on December 31, 2006. Under this new program, the company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.
     40.    On January 31, 2006, Lafarge North America released its 2005 forth quarter and year end earnings with increases in both sales and operating income for the quarter and year end:
Lafarge North America, the leading supplier of construction materials in the U.S. and Canada, today reported net income in the fourth quarter of $144.6 million, or $1.84 per share diluted. These results include a tax credit of $32 million, or $0.41 cents per share diluted, associated with the repatriation of cash from Canada to the U.S. Excluding this credit, fourth-quarter 2005 earnings were $1.43 per share diluted, up 20 percent compared with $1.19 per share diluted on a comparable basis in the year-ago quarter (see table below for reconciliation).
“We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business,” said Philippe Rollier, president and chief executive officer. “We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
The strengthening of the Canadian dollar contributed approximately $4.1 million to operating income during the quarter. Net sales for the quarter were up 14 percent to $1.1 billion. Excluding the strengthening of the Canadian dollar, net sales were 12 percent higher than last year.
During the quarter, the company completed the repatriation of approximately $1.1 billion in cash from Canada. Tax expenses during the quarter were reduced by $32 million as a result of adjustments made to the company’s tax liability associated with the repatriation.
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Consolidated Year-End Results
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Lafarge North America closed the year in very strong financial condition. Including cash, cash equivalents, and short-term investments of $691.9 million, net debt totaled $84.2 million as of December 31, 2005. Net debt increased by $108.9 million during the twelve months ending December 31, 2005, as a result of higher capital spending and increased stock repurchases.
Outlook
Although visibility is limited this early in the year, the company anticipates overall modest volume growth in 2006 with uneven demand patterns across its regional markets. The company also expects continued favorable pricing in most markets during 2006. An additional cement price increase of approximately $10 per ton in local currency went into effect in U.S. and Canadian markets on January 1, 2006.
Market analysts forecast that energy and freight prices will continue to increase, although at a slower rate than during 2005. The company expects pension and other post-retirement costs to increase by $14 million to $17 million in 2006 compared with 2005. As of January 1, 2006, the company began to expense stock-based compensation in accordance with a new accounting standard and expects this non-cash expense to be between $15 million and $18 million in 2006.
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Stock Repurchase Plan
In July 2005, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the company was authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the fourth quarter, the company repurchased 680,340 shares of stock for a total of $38.6 million at an average price of $56.80 per share. During the full year of 2005, the company repurchased 1,668,340 shares of stock for a total of $100 million at an average price of $59.94 per share.
On November 4, 2005, the Board approved a share repurchase program that commenced on January 1, 2006, and will expire on December 31, 2006. Under this new program, the company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.

     41. As disclosed in Lafarge North America’s most recent Form 10-K filed on March 1, 2005, the Company maintains a number of business relationships with the Lafarge Group, controlled by Lafarge S. A., and the Company depends on its relationship with the Lafarge Group for several material aspects of its business. Among other things, Lafarge North America disclosed under “Item 1. Business” of Part 1 of its Form 10-K:
Company Profile
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Performance: We combine the global capabilities of the Lafarge Group with our own to manage each of our local businesses through our highly developed, proprietary programs designed to improve performance. Each of our product lines employs a specific, well-documented program designed to drive superior performance and ongoing operating improvements. These programs allow us to use the same systematic management approach at each of our locations, focusing our people on the same priorities and using proven models and management techniques. We strive to focus on customer orientation and competing based on value. Through this approach, we believe we can create additional value for our customers, differentiate our product-service offering, and increase our profitability.
Other Factors
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Research and Development Activities. In 2004, we spent $4.1 million in research and development costs, including $3.8 million paid to the Lafarge Group pursuant to agreements we have with them. We have access to the Lafarge Group’s state-of-the-art research and development resources and the Lafarge Group shares with us its new product developments and enhancements for each of our product lines through, in part, agreements by which we share certain costs for research and development, strategic planning and marketing. We also conduct cement research and development activities at our laboratory in Montreal, Canada, which we believe is one of the largest private laboratories in the North American cement industry. Also, our subsidiary, Systech, performs research and development focused on increasing utilization of alternative fuels.
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Managed Assets
We continue to manage and operate certain U.S. cement, aggregates and concrete businesses owned by the Lafarge Group as a result of its 2001 acquisition of

U.K.-based Blue Circle Industries PLC. For managing these businesses we receive $12 million annually plus potential incentives for improving their operating results. As of December 31, 2004, these businesses include 5 full production cement manufacturing plants, 15 cement terminals, 1 slag grinding facility, 15 aggregate-producing pits and quarries, 100 ready-mixed concrete plants and 10 concrete block plants which we manage in conjunction with our own to maximize the efficiency of our respective operations. Unless terminated at least six months in advance, our agreement to manage these assets renews annually.
We are reimbursed our direct costs and expenses for managing these businesses, as well as for the selling, general and administrative costs allocated to them. We are also reimbursed for payroll and other related costs and expenses we incur associated with the employees who operate the managed assets. If our agreement with Lafarge S.A. to manage these businesses terminates, these employees are to be returned to the employment of the Blue Circle entities and we are to be reimbursed for any cost, expense or financial consequence arising from the structural separation of our respective operations.
     42. Several of the members of the Company’s Board of Directors also have a direct relationship with Lafarge S.A. as disclosed in the most recent Proxy Statement dated March 15, 2005:
BERTRAND P. COLLOMB, Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Mr. Coliomb, age 62, has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Mr. Collomb is also a director of Vivendi Universal, Atco Ltd. and Total Fina Elf, as well as a member of the Supervisory Board of Allianz AG and the Advisory Board of Unilever N.V. Mr. Collomb has served as a director of the Company since 1985.
***
BERNARD L. KASRIEL, Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge S.A. Mr. Kasriel, age 58, was elected to his current position in May 1996. He has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge

S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S. A. from 1987 to 1989 and Executive Vice President of Lafarge S. A. from 1982 until March 1987. Mr. Kasriel is also a director of Sonoco Products Company, Mr. Kasriel has served as a director of the Company since 1989.
BRUNO LAFONT, Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Mr. Lafont, age 48, served as Executive Vice President —Gypsum of Lafarge S.A. from 1998 to May 2003, when he was appointed Chief Operating Officer. From 1995 to 1998, he served as Executive Vice President —Finance of Lafarge S.A. Prior to that, Mr. Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Mr. Lafont has served as a director of the Company since 2003.
***
ROBERT W. MURDOCH, Corporate Director. Mr. Murdoch, age 63, was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Mr. Murdoch is also a director of Lafarge S.A., Sierra Systems Group Inc., Lallemand, Inc., and Timberwest Forest Products Corp. Mr. Murdoch has served as a director of the Company since 1987.
***
JOHN D. REDFERN, Chairman of the Board of Lafarge Canada Inc. Mr. Redfern has served as Chairman of the Board of Lafarge Canada Inc. since 1984. Mr. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada Inc. from 1977 to 1985. Mr. Redfern, age 69, has served as a director of the Company since 1983.
PHILIPPE R. ROLLIER, President and Chief Executive Officer of the Company since May 2001. Mr. Rollier, age 62, served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Mr. Rollier is also a director of Moria S.A. Mr. Rollier has served as a director of the Company since 2001.
MICHEL ROSE, Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Mr. Rose has served as Senior Executive Vice President of Lafarge S.A. since 1989. Mr. Rose, age 62, served as President and Chief

Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992. Mr. Rose has served as a director of the Company since 1992.
     43. Given the interrelatedness in the operations of the Lafarge Group and Lafarge North America, it is difficult to assess the true operating performance of Lafarge North America.
The Tender Offer
     44. Before the open of the U.S. securities markets on February 6, 2006, Lafarge S.A. issued a press release, announcing that it had delivered to the Board of Directors of Lafarge North America notice of its intention to commence a tender offer for all outstanding shares of common stock of Lafarge North America not owned by Lafarge S.A. or its affiliates.
     45. According to the February 6, 2006, press release, Lafarge S.A. will “offer Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold” (the “Tender Offer”). Lafarge S.A. stated that it “intends to commence the contemplated tender offer within two weeks.”
     46. Defendant Lafont, in his capacity as Lafarge S.A.’s CEO was quoted in the press release promoting the tender offer as a wonderful opportunity for the Lafarge North America shareholders:
“Lafarge’s offer to acquire the minority shares of Lafarge North America represents a unique opportunity for Lafarge North America shareholders to realize the value of their shares at a significant premium to Lafarge North America’s current and recent stock price. The successful completion of our tender offer will also benefit Lafarge and its shareholders.
“This transaction makes strategic sense for Lafarge, because it will enable us to pursue business and growth opportunities in North America even more effectively. It makes operational sense, because it will streamline and accelerate decision-making, free of the complexity of operating through a partially owned, publicly traded subsidiary. And it makes financial sense, because it will enable us to improve the use of free cash flow at Group level and should be immediately accretive to our earnings per share.
“In short, this is a ‘win-win’ transaction for the shareholders, the customers and the employees of both companies,” Bruno Lafont said.
     47. The Tender Offer will be made directly by Lafarge S.A. to the shareholders of Lafarge North America. Included in the transaction, Lafarge S.A. “also offer[s] to purchase outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of Lafarge North America.”
     48. According to the press release from Lafarge S.A., the Tender Offer will be conditioned on “the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge [S.A.] of at least 90% of the outstanding shares.” Lafarge S.A. goes on to say that any shares that are not tendered will “be acquired in a subsequent merger at the same price as the tender offer.”
     49. Lafarge North America issued a press release later in the day on February 6, 2006, confirming its Board of Director’s receipt of the proposed Tender Offer from Lafarge S.A.. The press release indicated that the Board of Directors would review the proposal and make a recommendation to Lafarge North America shareholders; however, there was no mention of the Board forming a Special Committee of board members not affiliated with Lafarge S.A..
     50. On February 7, 2006, the Wall Street Journal ran an article suggesting that because the Company’s stock price was trading above the offering price investors were expecting higher offer: “In 4 p.m. New York Stock Exchange composite trading yesterday, shares of Lafarge North America jumped $17.89, or 28%, to $82.14, suggesting some investors are looking for a higher offer.” One analyst notes that this is an excellent move for Lafarge S,A. “as it will enable Lafarge to gain full control of one of its best-performing subsidiaries.”

     51. The purpose of the tender offer and back-end merger is to enable Lafarge S.A. to acquire one hundred (100%) percent ownership of Lafarge North America and its valuable assets for its own benefit at the expense of Lafarge North America’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability — in light of its continued growth in sales and profits.
     52. The price of $75 per share is unfair and inadequate because:
a.	Lafarge S.A. dominates and controls the financial, business and corporate affairs of Lafarge North America, and because the Individual Defendants hold executive and director positions within Lafarge North America, defendants are in possession of private corporate information concerning the Company’s assets, businesses and future prospects, and there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Lafarge North America which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;

b.	Lafarge S.A. dominates the voting power of Lafarge North America’s outstanding equity securities, and it is therefore unlikely that any party will make a competing bid to acquire the Company;

c.	The notice letter delivered by Lafarge S.A. to the Board of Directors of Lafarge North America, as described in the February 6, 2006, press release, only stated a willingness by Lafkge S.A. to allow Lafarge North

America’s Board of Directors to review the offer and is not an invitation to negotiate;

d.	Over the last 52 weeks, Lafarge North America common stock has traded as high as $70.47 per share, which gives the offer price of $75 per share a mere 6.4% premium. Since the announcement of the Tender Offer, the stock has traded approximately 10% higher than the $75 per share offer price trading as high as $82.75 on February 6, 2006, giving the offer price zero premium;

e.	Lafarge North America has been trading close to the level of its book value and cash per share, and the offer price of $75 per share does not adequately take into account the significant value of Lafarge North America’s technologies and/or patents; and

f.	The offer price of $75 per share does not adequately reflect the expected growth in the Company’s profitability, in light of its continued growth in sales and profits.
     53. Furthermore, the Company’s Board of Directors lacks independence. The Board of Directors is beholden to Lafarge S.A. because of its control over Lafarge North America. Lafarge S.A. holds approximately 53.2% of the total voting power of Lafarge North America’s outstanding equity securities, and its controlling interest has allowed it to hand-pick the directors officers of the Company. Additionally, defendants Collomb, Kasriel, Lafont, Murdoch, Redfern, Rollier and Rose are/were also directors, officers and/or affiliates of Lafarge S.A., as described above. Indeed, Lafarge North America has not formed as “independent committee” to review the February 6, 2006, Tender Offer proposal from Lafarge S.A..

     54. Lafarge North America’s Board of Directors has also been authorizing the Company to repurchase its shares on the open market, perhaps in hopes of paving the road for this tender offer from Lafarge S.A..
     55. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit Lafarge S.A. at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.
     56. As a result of the actions of defendants, plaintiff and the other members of the Class will be damaged in that they have not and will not receive their fair proportion of the value of Lafarge North America’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Lafarge North America’s common stock.
     57. Plaintiff and the Class will suffer irreparable damage unless Lafarge S.A. is enjoined from pursuing the Tender Offer.
     58. Plaintiff has no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment as follows:
     (1) declaring this to be a proper class action and certifying plaintiff as the class representative and plaintiff’s counsel as class counsel;
     (2) enjoining, preliminarily and permanently, the Tender Offer complained of herein;
     (3) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;
     (4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;
     (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and
     (6) granting such other further relief as the Court may deem just and proper.

/s/ Daniel S. Katz

John B. Isbister
Daniel S. Katz
Tydings & Rosenberg LLP
100 East Pratt Street, 26th Floor Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600
DEMAND FOR JURY TRIAL
     Plaintiff demands a jury trial as to any issues triable of right by a jury.

/s/ Daniel S. Katz John B. Isbister
Daniel S. Katz
Tydings & Rosenberg LLP
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Attorneys for Plaintiff